Exhibit 1

Media Relations Jorge Pérez	Investor Relations Eduardo Rendón	Analyst Relations Luis Garza
+52 (81) 8888-4334 mr@cemex.com	+52 (81) 8888-4256 ir@cemex.com	+52 (81) 8888-4136 ir@cemex.com

CEMEX ANNOUNCES PRICING OF €400 MILLION AND U.S.$1 BILLION

IN SENIOR SECURED NOTES

MONTERREY, MEXICO, MARCH 25, 2014 – CEMEX, S.A.B. de C.V. (“CEMEX”) (NYSE: CX) announced today the pricing of €400,000,000 of 5.250% Senior Secured Notes due 2021 denominated in Euros (the “Euro Notes”) and U.S.$1,000,000,000 of 6.000% Senior Secured Notes due 2024 denominated in U.S. Dollars (the “U.S. Dollar Notes”) of its indirect subsidiary, CEMEX Finance LLC (the “Issuer”).

The Euro Notes will bear interest at an annual rate of 5.250% and mature on April 1, 2021. The Euro Notes will be issued at par and will be callable commencing on April 1, 2017. The U.S. Dollar Notes will bear interest at an annual rate of 6.000% and mature on April 1, 2024. The U.S. Dollar Notes will be issued at par and will be callable commencing on April 1, 2019. The closing of the offerings is expected to occur on April 1, 2014, subject to satisfaction of customary closing conditions.

CEMEX intends to use the net proceeds from the offering of the Euro Notes to retire (i) the €130,000,000 remaining aggregate principal amount outstanding of 9.625% Senior Secured Notes due 2017, issued by the Issuer, and (ii) the €115,346,000 remaining aggregate principal amount outstanding of 8.875% Senior Secured Notes due 2017, issued by CEMEX España, S.A., acting through its Luxembourg branch (“CEMEX España Lux Branch”), and the remainder, if any, for general corporate purposes, including the repayment of indebtedness.

CEMEX intends to use the net proceeds from the offering of the U.S. Dollar Notes, together with available cash, to purchase up to U.S.$1,080,000,000 aggregate principal amount of (i) the 9.250% Senior Secured Notes due 2020, issued by CEMEX España Lux Branch (the “2020 CEMEX España Dollar Notes”), and (ii) the 9.000% Senior Secured Notes due 2018 issued by CEMEX (the “2018 CEMEX Dollar Notes”), with the 2020 CEMEX España Dollar Notes having priority, and the remainder, if any, for general corporate purposes, including the repayment of indebtedness. CEMEX currently expects that the purchase price of the 2020 CEMEX España Dollar Notes would be approximately U.S.$1,102.50 for each U.S.$1,000 principal amount and that the purchase price of the 2018 CEMEX Dollar Notes would be approximately U.S.$1,092.50 for each U.S.$1,000 principal amount, in each case, plus accrued interest.

The Euro Notes and the U.S. Dollar Notes will share in the collateral pledged for the benefit of the lenders under CEMEX’s Facilities Agreement, dated as of September 17, 2012, as amended from time to time, and other secured obligations having the benefit of such collateral, and will be guaranteed by CEMEX, CEMEX México, S.A. de C.V., CEMEX Concretos, S.A. de C.V., Empresas Tolteca de México, S.A. de C.V., New Sunward Holding B.V., CEMEX España, S.A., Cemex Asia B.V., CEMEX Corp., Cemex Egyptian Investments B.V., Cemex Egyptian Investments II B.V., CEMEX France Gestion (S.A.S.), Cemex Research Group AG, Cemex Shipping B.V. and CEMEX UK.

This release is neither an offer to purchase nor a solicitation of an offer to sell or buy any securities in any transaction. Any offer to purchase the 2020 CEMEX España Dollar Notes or the 2018 CEMEX Dollar Notes will be made solely on the terms and subject to the conditions set out in a separate offer to purchase directed to holders of the 2020 CEMEX España Dollar Notes and the 2018 CEMEX Dollar Notes.

The Euro Notes, the U.S. Dollar Notes and the guarantees thereof have not been and will not be registered under the U.S. Securities Act of 1933, as amended (the “Securities Act”), or any state securities laws, and they may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the Securities Act. The Euro Notes and the U.S. Dollar Notes are being offered only to qualified institutional buyers pursuant to Rule 144A and outside the United States pursuant to Regulation S, both as promulgated under the Securities Act.

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This press release contains forward-looking statements and information that are necessarily subject to risks, uncertainties, and assumptions. No assurance can be given that the transactions described herein will be consummated or as to the ultimate terms of any such transactions. CEMEX assumes no obligation to update or correct the information contained in this press release.

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